Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Three and Nine Months Ended September 30, 2021

CALGARY, AB, Nov. 9, 2021 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to report operating and condensed financial results for the three and nine months ended September 30, 2021.

The unaudited interim financial statements and management discussion and analysis for the three and nine months ended September 30, 2021 will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Highlights

  Fund flows from operations ("FFO") was $263 million in Q3 2021, an increase of 52% from the prior quarter. The increase was primarily due to higher commodity prices.
  E&D capital expenditures were $66 million in the quarter, resulting in $196 million of free cash flow ("FCF")(1) and a payout ratio of 27% including reclamation and abandonment expenditures.
  Through the first nine months of 2021 we have generated $369 million of FCF and have reduced net debt by $231 million while also funding acquisitions to benefit future FCF deliverability. Based on the forward commodity strip, we expect to generate in excess of $500 million, or over $3.00 per share, of FCF in 2021 and exit the year with net debt forecast to be in the range of $1.65 billion, implying a net debt to trailing FFO ratio of approximately 1.8 times.
  Production in Q3 2021 averaged 84,633 boe/d(2), which was down slightly from the previous quarter primarily due to planned maintenance activity in Canada and Ireland, partially offset by higher production in the Netherlands, Germany, Australia and the United States, including the contribution from a small bolt-on acquisition in the Powder River Basin.
  Production from our North American assets averaged 57,022 boe/d in Q3 2021, a decrease of 2% from the prior quarter primarily due to planned and unplanned downtime in Canada, which was partially offset by strong performance from our United States business unit, including the acquisition noted above.
  In Canada, we continued with our two-rig drilling program in south-east Saskatchewan where we drilled 19 (19.0 net) wells and completed 20 (19.5 net) wells in the quarter. Activity in Alberta was primarily focused on plant turnarounds and maintenance and preparing for our Q4 2021 condensate-rich Mannville gas drilling program.
  In the United States, we completed and brought on production the remaining two (2.0 net) wells from our four (4.0 net) well Q2 2021 drilling program. With our growing knowledge of the Turner play, we were able to identify and execute a strategic acquisition during Q3 2021. The acquisition includes 20,000 net acres of land adjacent to our Hilight field in Wyoming with current production of approximately 1,500 boe/d (72% liquids). We have identified up to 40 drilling locations in the Turner sands along with longer-term resource potential from the emerging Niobrara and Parkman formations. Total consideration for the acquisition was US$76 million which was funded through our credit facility.
  Production from our International assets averaged 27,612 boe/d in Q3 2021, a decrease of 1% from the prior quarter primarily due to a planned turnaround in Ireland, which was partially offset by strong performance from the Netherlands, Germany and Australia.
  In the Netherlands, the Nijega well (1.0 net) was tied in during the third quarter, while the Blesdijke well (0.5 net) is currently undergoing stimulation operations and is expected to be tested in Q4 2021.
  In Germany, the Burgmoor Z-5 well (46% working interest) was brought on production during the third quarter.
  Our board of directors have approved a $75 million increase to our 2021 capital program to $375 million. The incremental capital investment will be primarily directed towards our Alberta condensate-rich natural gas drilling, Saskatchewan light oil drilling and seismic acquisitions in Europe. As a result of the strong production achieved year-to-date, combined with the US acquisition completed in Q3 2021, we have increased our 2021 annual production guidance to 84,500 - 85,500 boe/d.
  Based on our preliminary work to date, we anticipate a 2022 capital program in the range of $400 - $450 million with production at a similar level to our original 2021 guidance of 83,000 to 85,000 boe/d. Based on this targeted capital and production range and using forward strip pricing for 2022, we anticipate FCF in excess of $600 million with net debt in the range of $1 billion by the end of the year, implying a net debt to trailing FFO ratio of less than 1.0 times.
  We plan to reinstate a dividend in Q1 2022. Although it is still subject to board approval, our intention is to reinstate a fixed quarterly dividend (5-10% of FFO stress-tested at lower prices including US$55/bbl WTI) while continuing to focus on debt reduction. As further debt targets are achieved we will consider augmenting our return of capital through fixed dividend increases, share buybacks and/or special dividends. We will provide more details on our return of capital framework with our formal 2022 budget release in early December.
(1) Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of the accompanying Management's Discussion and Analysis.
(2) Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

($M except as indicated)	Q3 2021	Q2 2021	Q3 2020	YTD 2021	YTD 2020
Financial
Petroleum and natural gas sales	538,530	407,179	282,020	1,313,846	803,347
Fund flows from operations	262,696	172,942	114,776	597,689	366,853
Fund flows from operations ($/basic share) (1)	1.62	1.07	0.73	3.72	2.33
Fund flows from operations ($/diluted share) (1)	1.59	1.05	0.73	3.65	2.33
Net (loss) earnings	(147,130)	451,274	(69,926)	804,108	(1,459,720)
Net (loss) earnings ($/basic share)	(0.91)	2.79	(0.44)	5.00	(9.26)
Capital expenditures	66,450	79,176	31,330	228,989	307,308
Acquisitions	94,420	12,519	6,720	107,332	20,989
Asset retirement obligations settled	5,142	3,321	2,305	15,486	7,007
Cash dividends ($/share)	—	—	—	—	0.575
Dividends declared	—	—	—	—	90,067
% of fund flows from operations	—%	—%	—%	—%	25%
Payout (1)	71,592	82,497	33,635	244,475	396,105
% of fund flows from operations	27%	48%	29%	41%	108%
Free Cash Flow (1)	196,246	93,766	83,446	368,700	59,545
Net debt (2)	1,778,052	1,854,195	2,083,317	1,778,052	2,083,317
Net debt to four quarter trailing fund flows from operations	2.43	3.17	3.58	2.43	3.58
Operational
Production (3)
Crude oil and condensate (bbls/d)	38,777	38,354	43,240	38,777	44,383
NGLs (bbls/d)	8,068	8,695	9,509	8,279	9,041
Natural gas (mmcf/d)	226.73	235.72	256.34	232.12	265.39
Total (boe/d)	84,633	86,335	95,471	85,742	97,656
Average realized prices
Crude oil and condensate ($/bbl)	87.05	79.06	52.77	79.40	49.03
NGLs ($/bbl)	35.55	25.43	15.04	30.03	11.09
Natural gas ($/mcf)	9.20	5.24	2.34	6.63	2.37
Production mix (% of production)
% priced with reference to WTI	39%	38%	40%	38%	40%
% priced with reference to Dated Brent	18%	17%	17%	18%	16%
% priced with reference to AECO	28%	30%	28%	29%	28%
% priced with reference to TTF and NBP	15%	15%	15%	15%	16%
Netbacks ($/boe)
Operating netback (1)	36.17	25.90	16.29	29.30	16.94
Fund flows from operations netback	33.27	22.04	12.95	25.75	13.63
Operating expenses	13.21	12.72	10.21	12.93	11.55
General and administration expenses	1.56	1.46	1.35	1.53	1.57
Average reference prices and foreign exchange rates
WTI (US $/bbl)	70.56	66.07	40.93	64.82	38.32
Edmonton Sweet index (US $/bbl)	66.49	62.96	37.42	60.68	32.57
Saskatchewan LSB index (US $/bbl)	66.35	62.71	37.57	60.63	32.53
Dated Brent (US $/bbl)	73.47	68.83	43.00	67.73	40.82
AECO ($/mcf)	3.60	3.09	2.24	3.28	2.09
NBP ($/mcf)	20.21	10.92	3.67	13.32	3.43
TTF ($/mcf)	20.65	10.76	3.51	13.27	3.38
CDN $/US $	1.26	1.23	1.33	1.25	1.35
CDN $/Euro	1.49	1.48	1.56	1.50	1.52
Share information ('000s)
Shares outstanding - basic	161,985	161,893	158,308	161,985	158,308
Shares outstanding - diluted (1)	169,012	168,903	163,800	169,012	163,800
Weighted average shares outstanding - basic	161,957	161,546	158,307	160,809	157,688
Weighted average shares outstanding - diluted (1)	164,991	165,034	158,307	163,693	157,688

(1) The above table includes non-GAAP financial measures which may not be comparable to other companies. Please see the "Non-GAAP Financial Measures" section of the accompanying Management's Discussion and Analysis.

(2) Prior period comparatives have been revised. Net debt is defined as long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities).
(3) Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

Message to Shareholders

Global commodity prices continued to strengthen during the third quarter which we were able to take advantage of through our internationally diversified asset base. Compared to the previous quarter, global oil prices increased approximately 7%, Canadian natural gas prices increased by 24%, United States natural gas prices increased by 42%, while European natural gas prices (TTF) increased over 90%. Vermilion's exposure to global commodity prices is what sets us apart from our North American peers. Not only does this global commodity exposure enhance our revenue and cash flow during strong market cycles, but it also serves to reduce cash flow volatility over the long-term.

As a result of the strong commodity prices, we generated $263 million of FFO in Q3 2021, representing a 52% increase over the prior quarter. We invested $66 million in E&D capital expenditures during the quarter, resulting in $196 million of FCF(1) with the majority of that FCF used to reduce debt and the remainder allocated to an acquisition in the United States as well as reclamation and abandonment expenditures.

Based on the forward commodity strip, we expect to generate in excess of $500 million, or over $3.00 per share, of free cash flow in 2021 and exit 2021 with net debt forecast to be in the range of $1.65 billion. Based on these projections, this would imply a net debt to trailing FFO ratio of approximately 1.8 times which is well ahead of the original net debt target that we had at the beginning of the year as stronger commodity prices have enabled us to accelerate our debt reduction.

We now have a clear line of sight to achieving our targeted debt to trailing FFO ratio of 1.5 times or less in 2022, and with that we plan to reinstate a dividend in Q1 2022. Although it is still subject to board approval, our intention is to reinstate a fixed quarterly dividend (5-10% of FFO stress-tested at lower prices including US$55/bbl WTI) while continuing to focus on debt reduction. As further debt targets are achieved we will consider augmenting our return of capital through fixed dividend increases, share buybacks and/or special dividends. We will provide more details on our return of capital framework with our formal 2022 budget release in early December.

Q3 2021 Operations Review

During Q3 2021 we achieved average production of 84,633 boe/d which was down slightly from the previous quarter primarily due to planned maintenance activity. We completed the majority of our planned annual maintenance in Canada and Ireland during the third quarter. The impact from this was partially offset by higher production in the Netherlands, Germany, Australia and United States, including the contribution from a small bolt-on acquisition in the Powder River Basin.

Production from our North American assets averaged 57,022 boe/d in Q3 2021, a decrease of 2% from the prior quarter primarily due to planned and unplanned downtime in Canada, which was partially offset by strong performance from our United States business unit. Production from the United States increased by approximately 2,100 boe/d compared to the previous quarter due to strong performance from our Q2 2021 drilling program and the contribution from a bolt-on acquisition completed during the quarter.

In Canada, we continued with our two-rig drilling program in southeast Saskatchewan where we drilled 19 (19.0 net) wells and completed 20 (19.5 net) wells in the quarter. Activity in Alberta was primarily focused on plant turnarounds and maintenance and preparing for our Q4 2021 condensate-rich Mannville gas drilling program. Our operations were also affected by an unplanned outage at the Plains Midstream Fort Saskatchewan facility late in the quarter, but we were able to minimize the impact by optimizing our marketing logistics and rerouting some of our production to other facilities. The net impact for Q3 2021 related to this event was approximately 550 boe/d; however, most of our production has since been restored and we expect minimal impact on our full year production results.

In the United States, we completed and brought on production the remaining two (2.0 net) wells from our four (4.0 net) well Q2 2021 drilling program. We continue to enhance our knowledge of the Turner play while optimizing our drilling and completion execution. The results from our 2021 drilling program have exceeded expectations from both a cost and production performance basis. With our growing knowledge of this play and region, we were able to identify and execute a strategic acquisition during Q3 2021. The acquisition includes 20,000 net acres of land adjacent to our Hilight field in Wyoming with current production of approximately 1,500 boe/d (72% liquids), and we have identified up to 40 drilling locations in the Turner sands. With an operating netback in excess of $45/boe based on current commodity prices, the acquired assets are free cash flow positive and are expected to self-fund Turner development over the next 5+ years. In addition, we believe the acquired acreage is prospective for the Niobrara and Parkman formations based on our initial assessment and recent positive results by nearby industry peers. We are optimistic about the future development potential of these plays and will continue to evaluate our prospective land while monitoring industry activity. The acquisition complements our existing asset base by extending our Turner drilling inventory while providing longer-term resource potential from the emerging Niobrara and Parkman formations. Total consideration for the acquisition was US$76 million which was funded through our credit facility. The acquisition is expected to add approximately 600 boe/d in 2021.

Production from our International assets averaged 27,612 boe/d in Q3 2021, a decrease of 1% from the prior quarter primarily due to a three-week planned turnaround in Ireland. The turnaround was successfully completed in July and production resumed in August. Most of the impact from the planned turnaround in Ireland was offset by new production added in the Netherlands and Germany and strong operational uptime in Australia. The 20-day planned turnaround in Australia was deferred from Q3 2021 to Q4 2021 to optimize work schedules.

Most of the activity in Europe during the third quarter was focused on completing and tying in the Nijega (1.0 net) and Blesdijke (0.5 net) gas wells in the Netherlands and the Burgmoor Z-5 gas well (46% working interest) in Germany. In the Netherlands, the Nijega well (1.0 net) was tied in during the third quarter, while the Blesdijke well (0.5 net) is currently undergoing stimulation operations and is expected to be tested in Q4 2021. In Germany, the Burgmoor Z-5 well (46% working interest) was brought on production during the third quarter.

We continue to advance our exploration initiatives in Europe through the acquisition of additional 3D seismic in the Netherlands and Croatia. With the ongoing evaluation of our land base across the CEE, we have been able to hone in our focus on the most prospective regions while relinquishing other blocks that are not deemed as prospective. Progress on the gas plant for the SA-10 block in Croatia also continued during the quarter. We took physical delivery of the gas plant that was shipped from the Netherlands and we continue to advance the detailed design work with construction planned for 2022 and first production anticipated in 2023.

2021 Capital Budget and Production Guidance Increase

When we announced our 2021 capital budget of $300 million earlier this year, we indicated that our primary focus for 2021 was to maximize free cash flow and reduce debt, while retaining the flexibility to adjust investment levels depending on commodity prices. As commodity prices have been much stronger than we anticipated, we have been able to exceed our debt reduction target for the year. As a result, our board of directors have approved a $75 million increase to our 2021 capital program to $375 million. The incremental capital investment will be primarily directed towards our Alberta condensate-rich natural gas and Saskatchewan light oil drilling programs and seismic acquisitions in Europe. In Saskatchewan, we will extend our 2H 2021 drilling program by keeping one rig active through the end of the year which will add 8 (8.0 net) wells. In Alberta, we have advanced the completion date for 9 (8.6 net) condensate-rich Mannville gas wells into Q4 2021 which were originally planned for Q1 2022. Accelerating this capital into Q4 2021 has allowed us to secure our preferred drilling and completion vendors while also improving overall capital efficiencies by executing the majority of this program in Q4 2021 compared to the busier winter months of 2022. This capital efficiency improvement will help offset some of the inflation that we are seeing in our program costs. As a result of the strong production achieved year-to-date, combined with the US acquisition completed in Q3 2021, we have increased our 2021 annual production guidance to 84,500 - 85,500 boe/d.

Preliminary 2022 Outlook

We continue to work through our 2022 budgeting process and expect to announce a formal 2022 budget and guidance in early December. We are targeting a capital program that will deliver a production base similar to our original 2021 guidance of 83,000 to 85,000 boe/d. Our preliminary capital plans for 2022 contemplate a two-well drilling program in Australia as well as continued strategic investment into Europe to expand our business. In order to achieve our production goals, execute our Australian drilling program and deliver on our strategic capital investment to support long-term FCF generation and accommodate anticipated inflation in our cost structure, we anticipate a 2022 capital program in the range of $400 - $450 million. Based on this targeted capital and production range and using forward strip pricing for 2022, we anticipate FCF in excess of $600 million with net debt in the range of $1 billion by the end of the year, implying a net debt to trailing FFO ratio of less than 1.0 times. We will continue to monitor commodity prices, progress on debt reduction and adjust our capital allocation plan as necessary.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, as of November 9, 2021, we have 31% of our expected net-of-royalty production hedged for the fourth quarter of 2021. With respect to individual commodity products, we have hedged 70% of our European natural gas production, 10% of our oil production, and 45% of our North American natural gas volumes for the fourth quarter of 2021, respectively. Please refer to the Hedging section of our website under Invest With Us for further details using the following link: https://www.vermilionenergy.com/invest-with-us/hedging.cfm.

Sustainability

Subsequent to Q3 2021, Vermilion announced that it had achieved certification under the EO100™ Standard for Responsible Energy Development (2017) from Equitable Origin for three of its natural gas production sites in west-central Alberta: Granada, Eta Lake and Carrot Creek. Vermilion is the third producer of natural gas in Canada to have achieved this rigorous certification, which is based on an independent assessment of performance targets within five Environment, Social and Governance-related (ESG) principles: corporate governance, transparency and ethics; human rights, social impact and community development; Indigenous People's rights; fair labor and working conditions; and climate change, biodiversity and environment. Under this certification, Vermilion has now transacted three term gas sales deals to date in which EO100TM certificates are being delivered along with natural gas. Our partners in the deals share a vision to transition toward a lower-carbon economy.

Organizational Update

During the third quarter, we announced the appointment of Dion Hatcher as President effective January 1, 2022, succeeding Curtis Hicks who will remain with the Company as an advisor until April 1, 2022. In addition to this leadership change, we also made several other organizational changes including the promotion of Ms. Yvonne Jeffery to Vice President, Sustainability, Ms. Averyl Schraven to Vice President, People & Culture, Mr. Bryce Kremnica to Vice President, North America, and Mr. Geoff MacDonald to Vice President, Geosciences.

Mr. Dion Hatcher has been promoted to President, effective January 1, 2022. Mr. Hatcher has over 25 years of industry experience and has spent the last 15 years in a variety of leadership roles at Vermilion. He has held increasingly senior roles during his tenure at Vermilion and most recently held the position of Vice President, North America over the past year and as Vice President of the Canadian Business Unit for five years prior to that. In his most recent role, he was responsible for the profitability and operations of North America representing 67% of Vermilion's total production. His experience spans corporate strategy, oil and gas operations, mergers, acquisitions and divestures, health, safety and the environment and sustainability. Mr. Hatcher has a Bachelor of Mechanical Engineering from Memorial University of Newfoundland.

Ms. Yvonne Jeffery has been promoted to Vice President, Sustainability. Ms. Jeffery joined Vermilion's community investment and communications team in 2013, where she has since led sustainability strategy and reporting, community investment and internal communications. She previously held leadership and communications roles specializing in the intersection of business, community and sustainable development, including at the Calgary Herald. Ms. Jeffery began her career with 10 years as a logistics officer in the Canadian Army, serving across the country and on a United Nations' peacekeeping mission in Cambodia. Ms. Jeffery has a Bachelor of Arts in English and Management from the University of Calgary and a Master's degree in Sustainability and Responsibility from Ashridge / Hult International Business School in Berkhamsted, England.

Ms. Averyl Schraven has been promoted to Vice President, People & Culture. Ms. Schraven joined Vermilion in 2014 as Manager, Global HR Services and was promoted to Director, People and Culture in December 2020. Prior to joining Vermilion, she spent 13 years at Schlumberger including 4 years working in the United Kingdom. Ms. Schraven has a Bachelor of Science and a Masters of Business Administration from the University of Victoria.

Mr. Bryce Kremnica has been promoted to Vice President, North America. Mr. Kremnica joined Vermilion in 2005 and has held various engineering and management positions, including an expatriate assignment as Operations Manager in the Netherlands. He was promoted to Director, Field Operations – Canadian Busines Unit in May 2014 and has been instrumental to improving our safety and cost performance while championing our culture. Prior to joining Vermilion, he worked for Chevron and ConocoPhillips in production, exploitation, facilities and reservoir engineering roles. In his new role, Mr. Kremnica will be a member of the Executive Committee and will function as co-COO alongside Darcy Kerwin, Vice President, International & HSE. Mr. Kremnica holds a B.Sc. Chemical Engineering and a Masters of Business Administration from the University of Alberta.

Mr. Geoff MacDonald has been promoted to Vice President, Geosciences. Mr. MacDonald joined Vermilion as Chief Geoscientist in March 2019 and has had a significant impact on the Canadian and United States Business Units, including strong well results, inventory management, geoscience training, process improvements and contributing to the evaluation of various acquisition opportunities. Prior to joining Vermilion, Mr. MacDonald was the Vice President, Exploration at Velvet Energy and previously worked for EOG, Enerplus and Encana. Mr. MacDonald has a Bachelor of Applied Science in Geological Engineering from the University of Waterloo, and is an APEGA licensed professional geologist.

Board of Directors

Vermilion recently announced the appointment of James J. Kleckner Jr. to our Board of Directors. Mr. Kleckner has more than 35 years of experience in various executive and senior leadership roles. He was most recently Chief Executive Officer of Jagged Peak Energy with a focus on production and development in the Permian Basin, and held a number of executive positions with Anadarko Petroleum Corporation and Kerr McGee Corporation. He has extensive operational and technical experience in US onshore resource plays and international oil and gas operations. During his career, he held leadership roles responsible for a full range of exploration, development, production and operational priorities, including mergers and acquisitions, health safety and environment, community and government relations and enterprise risk management.

Mr. Kleckner currently serves as a member of the Board of Directors for Great Western Petroleum, a private company. Previously, he served as a member of the Board of Directors of Jagged Peak Energy, Parsley Energy Inc., and two private companies: Delonex Energy Limited and Hawkwood Energy LLC. He has served on the Industry and Advisory Board of the School of Energy Research at the University of Wyoming, the Petroleum Engineering Advisory Board at the Colorado School of Mines, the Executive Board for the Colorado Oil and Gas Association, and the Executive Board for the Independent Petroleum Association of Mountain States. Mr. Kleckner holds a B.Sc. in Petroleum Engineering from the Colorado School of Mines and is a member of the Society of Petroleum Engineers.

(Signed "Lorenzo Donadeo")	(Signed "Curtis Hicks")

Lorenzo Donadeo	Curtis Hicks
Executive Chairman	President
November 9, 2021	November 9, 2021

(1)	Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of the accompanying Management's Discussion and Analysis.
(2)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

Management's Discussion and Analysis and Consolidated Financial Statements

To view Vermilion's Management's Discussion and Analysis and Interim Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2021 and 2020, please refer to SEDAR (www.sedar.com) or Vermilion's website at https://www.vermilionenergy.com/invest-with-us/reports-filings.cfm.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. In addition, Vermilion emphasizes strategic community investment in each of our operating areas. We have been recognized as a strong performer amongst Canadian publicly listed companies in governance practices, a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada and Germany.

Employees and directors hold approximately 5% of our outstanding shares and are committed to delivering long-term value for all stakeholders. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or financial outlooks under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion's ability to fund such expenditures; Vermilion's additional debt capacity providing it with additional working capital; the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; estimated volumes of reserves and resources; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2021 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange rates and significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion's future project inventory, and the wells expected to be drilled in 2021; exploration and development plans and the timing thereof; Vermilion's ability to reduce its debt, including its ability to redeem senior unsecured notes prior to maturity; statements regarding Vermilion's hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion's hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion's expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

All crude oil and natural gas reserve and resource information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. Reserves estimates have been made assuming that development of each property in respect of which the estimate is made will occur, without regard to the likely availability of funding required for such development. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars unless otherwise stated.

View original content to download multimedia:https://www.prnewswire.com/news-releases/vermilion-energy-inc-announces-results-for-the-three-and-nine-months-ended-september-30-2021-301420447.html

SOURCE Vermilion Energy Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2021/09/c5743.html

%CIK: 0001293135

CO: Vermilion Energy Inc.

CNW 16:52e 09-NOV-21